Exhibit (a)(2)

26 May 2006 Dear Shareholder:

On 12 May 2006, MediaRing Ltd. commenced an unsolicited tender offer to acquire all of the outstanding ordinary shares of Pacific Internet Limited for US$8.25 per share in cash. After careful consideration, including a thorough review of the Offer, the opinion of the independent financial advisor and the advice of the Company’s other advisors, your Board of Directors unanimously determined that MediaRing’s offer is financially inadequate and not in the best interests of PacNet shareholders.
The Board, given the Company’s unique market position and attractive growth opportunities, will continue to work with its advisors to explore strategic alternatives, which may include seeking suitable strategic or merger partners for the Company, facilitating or soliciting alternative offers, as well as considering any proposals put forth by potential interested parties, to maximize shareholder value.
YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
REJECT
MEDIARING’S OFFER AND NOT TENDER YOUR SHARES.
In reaching its recommendation, your Board considered, among other things, that:
●	The Offer does not fully reflect the value of PacNet. The Board believes that the Offer does not fully reflect the value of the Company being the largest telco-independent internet communications service provider by geographic reach in the Asia Pacific region. The Board believes that the Company has effectively positioned itself to take advantage of attractive growth opportunities in key markets. Key growth opportunities include geographic expansion, utilization of “disruptive” technologies, in particular wireless broadband, and IP value added services. The Board does not believe these opportunities are fully reflected in the valuation of the Company implied by the Offer.

●	The Offer is opportunistic. The Board believes that the Offeror recognizes the attractiveness of the Company’s current market and technology positioning and growth opportunities, and has opportunistically timed the Offer to acquire the Company before the growth opportunities are factored into the Company’s valuation. Further, the Board believes that the unsolicited Offer by the Offeror is an attempt to take advantage of relative undervaluation in the Company’s valuation multiples. The historical enterprise value to earnings before interest, tax, depreciation and amortisation (“EV/EBITDA”) multiple of the Company immediately prior to the unsolicited offer from the Offeror was 4.7 times, a discount of approximately 53.9% as compared to the median traded EV/EBITDA multiples of its comparable companies at 10.2 times.

●	The Offer represents a low control premium versus precedent transactions. The Offer represents a premium of 27.7% to the closing price of the Company’s shares on 24 February 2006, the last trading day prior to the Offeror’s public announcement of its plans for an unsolicited Offer, or a premium of 13.9%, 18.5% and 22.9% to the volume weighted average price (“VWAP”) of the Company’s shares over the 1-month, 6-month and 12-month periods leading up to the Offeror’s Pre-Conditional Offer Announcement on 27 February 2006. This compares to average premiums paid in transactions announced during or after January 2004 and completed for control in NASDAQ listed targets of 30.6%, 39.1% and 41.0% over the 1-month, 6-month and 12-month periods leading up to their respective announcements of tender offer.
Pacific Internet Limited
Registration No:199502086C
89 Science Park Drive #02-05/06 The Rutherford Singapore 118261 Tel: (65) 6872 0322 www.pacific.net.sg
Singapore • Hong Kong • Philippines • Australia • India • Thailand • Malaysia

●	The exploration of alternatives to maximize value could deliver higher value than the Offer. The Board continues to work with its advisors to explore strategic alternatives, which may include seeking suitable strategic or merger partners for the Company, facilitating or soliciting alternative offers, as well as considering any proposals put forth by potential interested parties, to maximize shareholder value. The Company has been approached by, and has initiated contact with, multiple parties who have expressed an interest in exploring such a transaction. Although it cannot assure that any strategic alternative will materialize, the Board is concerned that tendering Shares into the Offer before the Board and its advisors have had the opportunity to fully explore alternatives to the Offer could interfere with the ability of the Board to effect a financially superior strategic alternative to the Offer.

●	Financial terms of the Offer are not fair from a financial point of view. KPMG Corporate Finance, the IFA, delivered a final draft of its written opinion on 22 May 2006, to the effect that the financial terms of the Offer were not fair from a financial point of view to the Company’s shareholders. The IFA opinion, which is set out in the enclosed Circular, sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by KPMG Corporate Finance in providing its opinion. Please read the IFA opinion carefully and in its entirety.
The enclosed Circular contains a detailed description of certain of the reasons for your Board of Directors’ unanimous recommendation to reject the MediaRing offer and some of the significant factors it considered. The Board strongly encourages you to read the enclosed Circular carefully and in its entirety, in particular Section 5 of the Circular, so that you will be fully informed as to the Board of Directors’ recommendation.
Please note that capitalized terms used in this letter shall, unless otherwise defined herein, have the same meanings as used in the Circular enclosed.
The Directors (including those who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this letter (other than the letter from KPMG Corporate Finance to the Independent Directors) are fair and accurate and that no material facts have been omitted from this letter.
The recommendation of the Independent Directors to Shareholders set out in this letter and in the Circular is the sole responsibility of the Independent Directors.
Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this letter.
The Directors confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this letter (other than the letter from KPMG Corporate Finance to the Independent Directors) have been arrived at after due and careful consideration.
The Directors jointly and severally accept full responsibility accordingly.
YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS.
The Board, for the reasons set forth above and in the enclosed Circular, urges you to NOT tender your shares.
We appreciate your continued support.
On Behalf of the Board of Directors
PHEY TECK MOH
President and Chief Executive Officer
PACIFIC INTERNET LIMITED